Investor Presentation
January 31, 2006
Filed by X-Rite, Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: X-Rite, Incorporated
Commission File No.: 0-14800

2 Introduction Welcome Introduction of speakers Michael C. Ferrara, CEO, X-Rite Incorporated Mary E. Chowning, CFO, X-Rite Incorporated Thomas J. Vacchiano, Jr., President and CEO, Amazys Holding AG

Disclaimer
The materials contained in this announcement are neither an offer to purchase nor a solicitation of an offer to sell shares of Amazys and is not a substitute for the prospectus and proxy statement and other documents that X-Rite will file with the SEC.  At the time the expected exchange offer is commenced, X-Rite will file exchange offer materials and other documents with the U.S. Securities and Exchange Commission
(“SEC”), including a prospectus in an S-4 Registration Statement, and will also file exchange offer materials with the Swiss Takeover Board.
The exchange offer materials will contain important information, which should be read carefully before any decision is made with respect to the exchange offer.  The exchange offer materials  and certain other offer documents will be made available to all stockholders of Amazys at no expense to them.  The exchange offer materials will also be available for free at the SEC's website at www.sec.gov.  Amazys stockholders are urged to read the relevant exchange offer documents when they become available, as well as any amendments or  supplements to those documents, because they will contain important
information that stockholders should consider before making any decision regarding tendering their shares.

Disclaimer
In addition, the issuance of X-Rite common stock in connection in connection with the proposed transaction will be submitted to X-Rite shareholders for their consideration, and X-Rite will file with the SEC a proxy statement to be used by X-Rite to solicit its shareholders' approval of the proposed issuance of stock, as well as other relevant documents concerning the proposed transaction. The definitive proxy statement will be sent to the shareholders of X-Rite seeking their approval of the proposed issuance of stock. You will be able to obtain a free copy of the proxy statement, as well as other filings containing information about X-
Rite, at the SEC's Internet site (http://www.sec.gov).  Shareholders of
X-Rite are urged to read the proxy statement regarding the
proposed issuance of stock and any other relevant documents
filed with the SEC when they become available, as well as any amendments or  supplements to those documents, because they
will contain important information.

Disclaimer
X-Rite and its directors, officers and other members of its management and employees also may be soliciting proxies from X-Rite stockholders in connection with the vote of X-Rite shareholders referenced above.
Information regarding those participants will be included in Part III of the
Company's Annual Report on Form 10-K for the 2005 fiscal year of the company. Copies of this filing will be available at the SEC's website.
Additional information regarding the interests of those participants may be obtained by reading the proxy statement regarding the proposed transaction when it becomes available.
Copies of the proxy statement and the SEC filings of X-Rite that will be incorporated by reference in the proxy statement and the registration statement can also be obtained when available, without charge, by directing a request to:  Barb Linderman at blinderman@xrite.com.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the information contained in this release.

Disclaimer
Safe Harbor Statement
These materials contain forward-looking statements based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions.
Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,”
“estimates,” “projects,” “targets,” “forecasts,” “model,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to, the risk that X-Rite’s and Amazys’ businesses will not be integrated successfully; the challenges of integration and restructuring associated with the transaction or other acquisitions, and the challenges of achieving anticipated synergies; costs related to the transaction; the failure of the X-Rite shareholders to approve the issuance of common stock in connection with the transaction; the possibility that the market for the sale of certain products and services may not develop as expected; X-Rite’s ability to manage its international operations; the risk that the process of reconciling
Amazys financial information to U.S. GAAP could result in changes to Amazys’
financial statements that adversely impact the X-Rite’s pro forma estimates

Disclaimer
regarding the transaction; the existence or enactment of adverse U.S. and foreign government regulation; the risk that the development of products and services may not proceed as planned; adverse general domestic and international economic conditions including interest rate and currency exchange rate fluctuations;  the difficulty of efficiently managing the company’s cost structure for capital expenditures, materials and overhead, as well as operating expenses such as wages and benefits due to the vertical integration of the company’s manufacturing processes; the possibility that the transaction or other contemplated acquisitions may not close; the impact of competitive products or technologies and competitive pricing pressures; potential business disruptions; the economic downturn in the U.S. economy; and other risks that are described from time to time
in X-Rite's Securities and Exchange Commission reports.   Readers of this
information are cautioned not to place undue reliance on these forward-
looking statements, since, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate.
This cautionary statement is applicable to all forward-looking statements contained in these materials.  We undertake no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

Disclaimer
Non-GAAP Financial Measures
In addition to the results reported in accordance with generally accepted accounting principles (GAAP) within this presentation, X-Rite may reference certain information, which is considered non-GAAP financial measures.  Management believes that these non-GAAP financial measures are useful to both management and its investors in their analysis of the Company's underlying business and operating
performance.  Management also uses this information for operational planning and decision-making purposes.  Non-GAAP financial measures should not be considered a substitute for any GAAP measure.
Additionally, non-GAAP financial measures as presented by X-Rite may not be comparable to similarly titled measures reported by other companies.

9 Table of Contents Overview Rationale for Business Combination Proposed Transaction Financial Information Conclusion

Company Overviews
X-Rite
Founded in 1958
Listed on NASDAQ since 1986
Customers in over 100 countries, with approx.
50% of sales outside the US
2004 revenues - $126m (US GAAP)
Approximately 650 employees
Headquarters in Grandville, Michigan
Strategic partnerships with Xerox and Komori
Market information (based 2004 on sales)
Amazys
Founded in 1915
Listed on the Swiss Stock Exchange SWX since
1997
Distribution in more than 50 countries worldwide
2004 revenue - 132m CHF (IFRS)
Approximately 400 employees
Headquarters in Regensdorf, Switzerland
Strategic partnerships with Heidelberg and HP
Market information (based on 2004 sales)
Graphic
Arts
42%
Industrial
26%
Retail/Home
Décor
21%
Other
11%
Industrial
38%
Graphic Arts
62%

Strategic Rationale
Creates a market leader in the color management industry
Economies of scale expected to result in high synergy potential achievable over three years
Combined annual operational cost savings potential of $25 million in year three
Gross margin target of 63 percent in year three
EPS accretive expected in year two
Accelerated technology innovation expected
Pooling of R&D resources may accelerate innovation rates
Extended market opportunity
Pooling of resources helps the company to address new markets and geographies
One of the strongest talent pools in the industry
The acquisition creates a market leader, enhances shareholder value and sets the foundation for long-term growth

Excellent Strategic Fit
X-Rite
• Strong presence in Americas and Asia
• Leader in the automotive, retail and
pressroom markets
• Strong strategic partnerships
• Xerox, Komori
• Demonstrated growth and profitability
• Manufacturing and operational strengths
• High growth in retail business
Amazys
• Strong presence in Europe
• Leader in graphic arts, visual evaluation
solutions and web-based color
communication
• Strong strategic partnerships
• Heidelberg, HP
• Demonstrated growth and profitability
• Complementary technological innovation
• High growth in digital imaging business

Combined Company Highlights
Industry leader in key markets
Diversified geographic revenue streams
Diversified customer and market revenue streams
One customer above 5 percent of revenues
Large patent portfolio
200+ existing patents and applications
Straightforward business model
Technology investments drive growth – estimated at 10 to 12 percent annually going forward
High margin products expected to be derived from key platforms
Economic synergies are easily identified
Expect modest capital expenditure requirements
Expect rapid debt repayment in two to five years, driving down leverage significantly

Geographic Overview
Green - distribution network of combined
entity
Note: Numbers as of 31 December 2004
X-Rite Amazys Combined
Americas 60% 32% 47%
Europe 24% 50% 36%
Asia 16% 18% 17%
Revenue Breakdown

Driving Innovation
Strong intellectual property portfolio
Pooled investment in research and development will help us accelerate technological innovation
Combined technology platforms help reduce “me too” development cost overlap
X-Rite Amazys
Number of new product introductions
2003 Actual 17 15
2004 Actual 20 15
2005 Actual 20 15
Number of patent registrations 129 102
and applications

Expanding the Opportunity of Color
Traditional
$500M to $1 Billion
3–5% growth
Universe
Large and Expanding
New and Emerging
$1 Billion–$1.5 Billion
6–8% growth
Consumer Color, Enterprise Color Management
Universe:
Where color market will
go as technology
becomes more affordable.
New and Emerging:
Companies with internal
color solutions or in color
market space as a non-
competitor.
Traditional:
Current color market
competitors
Sources: Dun & Bradstreet ; SIC codes for emerging segments, Home Channel News; DIY Week; HCN News Fax; The Hard Fax; DIY Global; Paint and Coatings; Merrill Lynch, Freedonia
Paint Market Study, Information Resource Limited, Photo Finishing News, Inc. Worldwide Photo Kiosk Market Report 02 – 08, Trendwatch Graphic Arts Market Demographic Profiles
(2004), Photo Marketing Association (PMA) Professional Lab Survey and Summary (2002 – 2003), PMA Industry Trends Report – International Markets, PIA Market Study/Frank Romano
RIT (2003), Graphic Arts Blue Book Marketing Information Reports (Cahners) 2000 – 2004, Corporate annual reports and/or 10K for all publicly held Graphic Arts new/emerging/univers; All
Data on File

Estimated Synergies
Overview Synergies Summary by Cost Area
Synergies primarily based on cost
savings
In-depth analysis of synergies has
been performed
Planned restructuring charge of
$20 million in year one
Total estimated annual cost
synergies of $25 million by year
three
NPV of synergies and restructuring
charge is approximately 75 CHF per
share
Annual Synergies Projected by year 3
Manufacturing
Selling & Marketing
Engineering & R&D
General & Admin
Total Annual Synergies
$9.0 m
$5.5 m
$5.0 m
$5.5 m
$25.0 m

Transaction Summary
Business combination, supported by both Boards of Directors
Offer to Amazys shareholders
Offer price per share: CHF 77 plus 2.11 X-Rite shares
Total estimated purchase price $ 280 million
Conditions of the offer
X-Rite shareholder approval
70% acceptance level from Amazys shareholders
Regulatory approvals
Listing on Nasdaq with dual listing on Swiss Exchange
Financing
Acquisition financing package of $220 million committed by Goldman Sachs
Board Composition
Nine member Board, comprised of six members from X-Rite and three members from
Amazys.
Management team
Senior Management team comprised of talent from both companies
Michael C. Ferrara will remain CEO, Thomas J. Vacchiano, Jr. will be named President and
COO, Mary E. Chowning will remain CFO, and Dr. Francis Lamy will be named CTO.
Dividend policy
X-Rite quarterly dividend of $0.025 per share

Timetable
Indicative timetable for public tender offer
Pre-Announcement
Offer prospectus published
S-4 Filing
Offer period closes
X-Rite shareholder meeting
Settlement
Dual listing of X-Rite shares on Swiss Exchange
Delisting of Amazys shares on Swiss Exchange
1/31
Early March
Early March
Late March/Early April
Late March/Early April
Mid April/Early May
Mid April/Early May
Summer 2006

Key Management Team Members
Thomas J. Vacchiano, Jr., President & COO
Tom is currently President and CEO of Amazys. Before joining Amazys as its’ CEO in late
2000, Tom was President and CEO of Xerox Engineering Systems (XES), a $400 million subsidiary of Xerox and a part of Xerox New Enterprises. Following close, Tom will assume the role of President & COO of the combined company, and is the intended successor of
Michael C. Ferrara, subject to approval by the Board of Directors.
Michael C. Ferrara, CEO
Michael has served as CEO of X- Rite since June 2001. Prior to that, he was CEO of Marine Optical
Group, a Boston-based worldwide design and marketing company in the eyewear business, and N.I.
World Trade, an international marketing and distribution company. Following close, Michael will remain CEO.
Mary E. Chowning, CFO
Mary joined X-Rite in 2003 as CFO. Previously, she was a co-founder, General Partner and CFO for the Wind River Environmental Companies, a large non-hazardous residential and commercial liquid waste hauler. Prior to Wind River, she spent fourteen years in public accounting with Arthur
Andersen and is a Certified Public Accountant. Following close, Mary will remain the CFO.
Dr. Francis Lamy, CTO
Francis is currently Executive VP and CTO for Amazys, managing the company's strategy, innovation and business development functions. Francis architected and executed Amazys' transformation from an instrument manufacturer to a solution provider. Following close, he will assume the role of CTO of the combined company.

Transaction Financing
(in US$ millions)
Estimated Purchased Price & Transaction Costs
295 $
Funding for Transaction
Cash on Hand
44 $
Issuance of New Equity 80
Issuance of New Debt           171

Total
295 $
Structure of Goldman Sachs Financing: Amount
Revolver
40 $
Term B Loan 120
Second Lien Loan 60
Total
220 $

2004 Historical Financial Summary
X-Rite
2004 2004 2004
(USD) (CHF) (USD)
Net Sales 126,241 $   131,603       106,033
Gross Profit 24,436        76,172         61,372
Operating Income 15,818        17,991         14,495
Net Income (Loss) 14,424 $     15,801         12,731
Average Shares Outstanding
     Basic 20,882        3,130           3,130
     Diluted 21,230        3,232           3,232
Total Assets 134,293      96,012         83,751
Total Equity 116,464      67,798         59,140
USD Conversion done at the following rates: P&L  0.8057
Balance Sheet  0.8723
Amazys
(in thousands)

2005 Interim Financial Summary
- Most Recent Filings
X-Rite
Sep YTD
(USD) (CHF) (USD)
Net Sales 89,012        69,766         57,969
Gross Profit 57,241        39,096         32,485
Operating Income 5,422          10,503         8,727
Net Income 3,571          8,774           7,290
Average Shares Outstanding
     Basic 21,186        3,130           N/A
     Diluted 21,430        3,232           N/A
Total Assets 134,130      113,761       88,688
Total Equity 120,137      79,098         61,665
USD Conversion done at the following rates: P&L   0.8057
Balance Sheet  0.8723
Amazys
Jun YTD
(in thousands)